Salient Capital, L.P.
**Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2025**

(This report is deemed public in accordance with rule 17a-5 (e)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67938

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Salient Capital, LP__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__10000 Memorial Drive, Suite 650__
(No. and Street)

__Houston__	__TX__	__75201__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Laura Lang__	__310-441-2300__	__llang@westwoodgroup.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BDO__
(Name – if individual, state last, first, and middle name)

__301 Commerce Street, Ste 2000__	__Fort Worth__	__TX__	__76102__
(Address)	(City)	(State)	(Zip Code)

__243__

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Laura Lang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Salient Capital, LP, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Laura Lang D56EBCB5C1D94DA...

Title: FINOP/CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Certificate Of Completion

Envelope Id: C500C313-4F5C-4A70-8861-39C0A36B8D92 Status: Completed
Subject: Complete with Docusign: 2025 WSC SCLP CONFIDENTIAL Facing Pages.pdf, 2025 WSC SCLP PUBLIC Facin...
Source Envelope:
Document Pages: 4   Signatures: 2   Envelope Originator:
Certificate Pages: 5   Initials: 0   Holly Wehrle
AutoNav: Enabled   , TX 75201
EnvelopeId Stamping: Enabled   hwehrle@westwoodgroup.com
Time Zone: (UTC-06:00) Central Time (US & Canada)   IP Address: 38.140.118.245

Record Tracking

Status: Original   Holder: Holly Wehrle   Location: DocuSign
    3/30/2026 4:19:51 PM   hwehrle@westwoodgroup.com

Signer Events	Signature	Timestamp
Laura Lang llang@westwoodgroup.com Security Level: Email, Account Authentication (None)	Signed by: *Laura Lang* D56EBCB5C1D94DA... Signature Adoption: Pre-selected Style Using IP Address: 76.82.171.246	Sent: 3/30/2026 4:21:29 PM Viewed: 3/30/2026 4:22:38 PM Signed: 3/30/2026 4:22:59 PM

Electronic Record and Signature Disclosure:
    Accepted: 3/30/2026 4:22:38 PM
    ID: 22b80d6b-3fb3-43ae-87f4-35ed5c308484		

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Jonathan Nahhat jnahhat@westwoodgroup.com Senior Legal Counsel Westwood Holdings Group, Inc. Security Level: Email, Account Authentication (None)	**COPIED**	Sent: 3/30/2026 4:23:00 PM

Electronic Record and Signature Disclosure:
    Accepted: 5/16/2025 12:02:28 PM
    ID: f35bac87-8931-4de1-bc0c-b5734a3044d4		

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	3/30/2026 4:21:30 PM
Certified Delivered	Security Checked	3/30/2026 4:22:38 PM
Signing Complete	Security Checked	3/30/2026 4:22:59 PM
Completed	Security Checked	3/30/2026 4:23:00 PM



Tel: 817-738-2400   301 Commerce St, Suite 2000
Fax: 817-738-1995   Fort Worth, TX 76102
www.bdo.com

Report of Independent Registered Public Accounting Firm

To the General and Limited Partners of Salient Capital, L.P.
Houston, TX

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (the "Partnership") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P. C.

We have served as the Partnership's auditor since 2025.

March 30, 2026

Salient Capital, L.P.
Statement of Financial Condition
Year Ended December 31, 2025

Assets		
Cash and cash equivalents	$	625,316
Prepaid expenses		48,861
Total assets	$	674,177
Liabilities and Partners' Capital		
Accounts payable and accrued liabilities	$	32,516
Accrued commissions		59
Due to affiliate		199,138
Total liabilities	$	231,713
Commitments and contingencies (Note 6)		
General partner	$	(134,063)
Limited partner		576,527
Total partners' capital	$	442,464
Total liabilities and partners' capital	$	674,177

The accompanying notes are an integral part of the financial statement.

1. **Organization**

   Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC"). As outlined in the Partnership's FINRA membership agreement, the Partnership engages primarily in marketing closed-end funds, open-end funds, exchange-traded funds and other broker dealers. The Partnership does not claim an exemption from Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in FAQS 8. The Partnership represents that it does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

   On November 18, 2022, Westwood Holdings Group, Inc. ("Westwood") completed its acquisition of the asset management business of Salient Partners, L.P., a Delaware limited partnership ("Salient Partners"), pursuant to the Purchase Agreement dated as of May 25, 2022, by and among Westwood, Salient Partners, Salient Capital Management, LLC, a Delaware limited liability company and other sellers. Salient Partners and Salient Capital Management, LLC were the sole limited partner and general partner of the Partnership prior to the transaction. After the transaction, WHG GP Holdco, LLC became the general partner and Westwood became the sole limited partner with 100% of the limited partnership interests. As of December 31, 2025, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

   Liquidity

   The limited partner provided funding via capital contributions during the year. The Partnership will rely on the partners for additional capital contributions to maintain the operations of the Partnership.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates

   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from these estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and money market accounts with maturities of three months or less. The Partnership's cash and cash equivalents are on deposit at major U.S. banking institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Partnership periodically assesses the financial condition of these institutions and assesses credit risk.

   Accounts Receivable

   The Partnership has adopted ASC 326, *Financial Instruments – Credit Losses*. An allowance for credit loss is based on the Partnership's expectation of the collectability of financial instruments

carried at amortized cost. The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable, historical experience, and other currently available evidence. The Partnership's expectation is that credit risk is not significant until receivables are more than 90 days past due. The Partnership's receivables arise from placement fees earned and are due 30 days after each quarter-end. The Partnership does not require collateral. As of December 31, 2025, the Partnership's accounts receivable balance was $0.

Financial Instruments

The Partnership's financial instruments typically consist primarily of cash and cash equivalents, accounts payable and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

US GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Income Taxes

The Partnership is not subject to federal taxes. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued in accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process.

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based on technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2025, there were no amounts that had been accrued with respect to uncertain tax positions. Additionally, the Partnership did not incur any interest or penalties.

The Partnership has an annual federal partnership tax filing requirement (Form 1065). None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local laws.

3.   **Related Parties**

Under the Expense-Sharing Agreement (ESA) with the limited partner, the limited partner provides all management and back-office services to the Partnership and pays certain overhead expenses, as defined in the ESA. In return, the Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice. As of December 31, 2025, the total payable to affiliate was $199,138.

As of December 31, 2025, the Partnership has an agreement with one affiliated investment advisor, Westwood Management Corp., in which it earns fees for solicitation and license services.

4. **Customer Contracts – Receivables From and Payables To**

The Partnership had receivables from customers of $0 and $8,817 at December 31, 2025 and 2024, respectively. The Partnership had no payables to customers at December 31, 2025 and 2024, respectively.

5. **Regulatory Requirements**

The Partnership, as a broker-dealer registered with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $5,000 or $6^{2/3}\%$ of aggregate indebtedness. Additionally, partners' capital may not be withdrawn, or cash dividends paid, if the resulting net capital would be less than 120%. As of December 31, 2025, the Partnership's net capital was $393,603, which was $378,155 above its minimum requirement of $15,448. The ratio of aggregate indebtedness to net capital was 58.87%.

6. **Commitments and Contingencies**

During the year ended December 31, 2025, the Partnership can report that:

1. It had no commitments or contingencies that might result in a loss or a future obligation;

2. The Partnership is not aware of any claim as of the audit opinion date that might be asserted against it;

3. With respect to Items 1 & 2, the Partnership has not had a need to recognize any commitments or loss contingencies as financial statement liabilities, reductions of net worth in its net capital computations or as components of aggregate indebtedness, since no examples exist; and

4. As such, there is no need for a legal opinion stating the same.

7. **Subsequent Events**

The Partnership has evaluated subsequent events through March 30, 2026, the date the financial statement was available to be issued and determined that no events have occurred after December 31, 2025 that would require additional disclosure.